UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Biostage, Inc.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

 09074M 202

(CUSIP number)

  September 1, 2021

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 09074M 202	13G	Page 1 of 5

1	Name of reporting persons An Zhang
2	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization China
Number of shares beneficially owned by each reporting person with	5	Sole voting power 650,000 shares of common stock 250,000 shares of common stock issuable upon exercise of warrants (See Item 4)*
	6	Shared voting power None
	7	Sole dispositive power 650,000 shares of common stock 250,000 shares of common stock issuable upon exercise of warrants (See Item 4)*
	8	Shared dispositive power None
9	Aggregate amount beneficially owned by each reporting person 650,000 shares of common stock 250,000 shares of common stock issuable upon exercise of warrants (See Item 4)*
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 6.08% (See Item 4)*
12	Type of reporting person* IN

* Based upon 10,688,407 shares of the Issuer’s common stock outstanding as of September 1, 2021. As more fully described in Item 4, the warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (5), (7) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (5), (7) and (9).

CUSIP No. 09074M 202	13G	Page 2 of 5

Item 1.	(a)	Name of Issuer.

Biostage, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

84 October Hill Road Holliston, Massachusetts 01746

Item 2.	(a)	Name of Person Filing

An Zhang

	(b)	Address of Principal Business Office or, if none, Residence

c/o Biostage, Inc., 84 October Hill Road, Suite 11, Holliston, MA 01746

	(c)	Citizenship

China

	(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

	(e)	CUSIP Number

09074M 202

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 09074M 202	13G	Page 3 of 5

Item 4.	Ownership

	(a)	Amount beneficially owned:

650,000 shares of common stock 250,000 shares of common stock issuable upon exercise of warrants

	(b)	Percent of class:

6.08%.

The percentage of outstanding common stock that may be deemed to be beneficially owned by the Reporting Person is set forth on Line 11 of the cover sheet. Such percentage was calculated based on 10,688,407 shares, which is comprised of 9,688,407 shares of Common Stock outstanding as of August 13, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August, 2021; 500,000 shares of Common Stock purchased by the Reporting Person in a private placement; and 500,000 shares of Common Stock purchased by one other purchaser in such private placement. Pursuant to the terms of the warrants held by the Reporting Person, the Reporting Person cannot exercise the warrants to the extent the Reporting Person would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the “Blockers”), and the percentage set forth in Line 11 of the cover page for each Reporting Person gives effect to the Blockers.  Consequently, as of the date of the event which requires the filing of this statement, the Reporting Person was not able to exercise any of the warrants due to the Blockers. The Reporting Person and the Issuer may agree in the future to amend the Blocker Warrants to modify or eliminate the Blockers.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:

650,000 shares of common stock 250,000 shares of common stock issuable upon exercise of warrants

		(ii)	Shared power to vote to direct the vote:

None

		(iii)	Sole power to dispose or to direct the disposition of:

650,000 shares of common stock 250,000 shares of common stock issuable upon exercise of warrants

		(iv)	Shared power to dispose or to direct the disposition of:

None

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

CUSIP No. 09074M 202	13G	Page 4 of 5

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

CUSIP No. 09074M 202	13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 23, 2021
Date

/s/ An Zhang
Signature

An Zhang
Name/Title